Exhibit 3.2
CERTIFICATE OF AMENDMENT
TO THE
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
LUMINAR TECHNOLOGIES, INC.

The undersigned, Austin Russell, hereby certifies that:

1.He is the duly elected and acting President and Chief Executive Officer of Luminar Technologies, Inc., a Delaware corporation (the “Corporation”).

2.The name of the Corporation is Luminar Technologies, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 28, 2018 under the name Gores Metropoulos, Inc. The Amended and Restated Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on January 31, 2019. The Second Amended and Restated Certificate of Incorporation of the Corporation (the “Second Amended and Restated Certificate of Incorporation”) was originally filed with the Secretary of State of the State of Delaware on December 2, 2020.

3.Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment (“Certificate of Amendment”) amends and restates Article VII of the Second Amended and Restated Certificate of Incorporation to read in its entirety as follows:

“ARTICLE VII

    Section 1. To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors or officers, then the liability of the directors or officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended from time to time.

    Section 2. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Second Amended and Restated Certificate inconsistent with this Article VII, shall adversely affect any right or protection of a director or officer of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision with respect to acts or omissions occurring prior to such amendment or repeal or adoption of such inconsistent provision.”

4.This Certificate of Amendment was duly adopted by the Board of Directors of the Corporation and by the stockholders of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 27th day of February, 2024.

LUMINAR TECHNOLOGIES, INC.

By:	/s/ Austin Russell
Austin Russell
Chairperson of the Board, President and Chief Executive Officer